

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
Churchill Financial, LLC

We have audited the accompanying statement of financial condition of Churchill Financial, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Churchill Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Churchill Financial, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Churchill Financial, LLC's financial statements. The supplemental information is the responsibility of Churchill Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 23, 2016

Mountjoy Chilton Medley LLP

Kentucky

Indiana

Ohio

P 502.749.1900 I F 502.749.1930
2600 Meidinger Tower I 462 South Fourth Street I Louisville, KY 40202
www.mcmcpa.com I 888.587.1719
An Independent Member of Baker Tilly International